United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 31, 2026		Director of Investor Relations


VBM DAY 2026
THE NEW VBM
CRITICAL TODAY
accelerating tomorrow
Providing mineral security to a world in transition.
VALE

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation: (i) copper and nickel production guidance and estimates; (ii) expectations on growth and sustaining projects, including approval dates, start-up dates, mine lives, production, capex,; (iii) expectations for ore milled, lower unit cost after by-products; (iv) full ramp-up of VBME project and by-product unit cost reduction; (v) capex guidance; (vi) estimation of mine life based on reserves; and (vii) diamond drilling performance.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

This presentation includes certain non-IFRS financial measures (including on a forward-looking basis), including Adjusted EBITDA and All-in Costs. Non-IFRS measures are an addition to, and not substitute for, measures of financial performance prepared in accordance with IFRS. We believe that these non-IFRS measures provide useful supplemental information to investors about us. Our non-IFRS measures may not be directly comparable to similarly titled measures of other companies.

The information contained in this presentation is for informational purposes only, may not be complete and may be changed. This presentation should under no circumstances be understood as an offer to sell or the solicitation of an offer to buy securities.

This presentation contains information relating to mineral reserves, mineral resources and exploration targets as defined under Subpart 1300 of Regulation S-K, and is based upon information and supporting documentation of a qualified person. All figures in U.S. dollars unless otherwise noted.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F"

Agenda

Time	Topic	Presenter
9.00 – 9.10am	Key pillar of Vale's strategy	Marcelo Bacci
9.10 – 9.25am	Creating a leading critical minerals company	Shaun Usmar
9.25 – 9.35am	Ensuring commercial excellence	Tina Gauthier
9.35 – 9.45am	Driving performance	Alfredo Santana
9.45 – 10.05am	Delivering growth	Chris McCleave
10.05 – 10.10am	Operating sustainably	Laura Brooks
10.10 – 10.15am	Ensuring growth and protecting value	Murilo Muller
10.15 – 11.00am	Closing and Q&A	Shaun Usmar with presenters

A key pillar of Vale's strategy

MARCELO BACCI

Vale SA Chief Financial Officer

VBM is a key pillar of Vale's strategy

Our ambition

Leading value creation in the mining industry through ethical and sustainable practices

Our business

Iron Ore

Leading global iron ore production and driving steel decarbonization with the most competitive costs and customer-centric flexibility

Copper

Accelerating growth to double production

Nickel

Focus on operational efficiency


Cultural Evolution
Safety
Innovation
People
Our levers
Trusted Partner
Sustainability
Communication
Institutional Engagement
Superior Portfolio
Operational Excellence
Capital allocation
Licensing
Projects

A dual-engine company

A leading iron ore portfolio

Iron ore production (Mt)


336
335-345
~360
2025
2026
2030

Flexible iron ore portfolio

A fast-growing base metals business

Copper production (kt)


382
350-380
420-500
~700
2025
2026
2030
2035

Doubling copper production

Nickel production (kt)


177
175-200
210-250
2025
2026
2030

Optimized nickel business

Unique organic growth profile among diversified players

Copper production CAGR vs. 2025[1]


VALE
~4%
~6%
Diversified Peer 1
~3%
~1%
Diversified Peer 2
-2%
~4%
2030
2035

Leverage from synergies in an established district
> 40 years of operation in Carajás

Supported by significant resource potential for further scalability
~8 Mt Cu contained in reserves and ~31 Mt Cu in M+I resources[2]

[1] Based on company's presentation where available and market consensus. Diversified peers comprises BHP and Rio Tinto. [2] Mineral Reserve and Mineral Resource (Measured + Indicated), exclusive of Mineral Reserve. Mineral Resource does not include Inferred Mineral Resource. All statements in VBM ownership basis (PTVI 33.9 per cent, Hu'u 80 per cent). VBM is owned 90 per cent by VSA and 10 per cent by Manara Minerals. The estimate is current as of Dec. 31, 2025. Vale owns 90% of VBM.

VBM increasingly driving Vale's value generation


VBM's contribution to Vale's EBITDA
10%
22%
~26%
30-35%
2024
2025
2026 consensus
LT potential¹

Business transformation
through a well-managed dedicated entity

Value generation
driven by consistent cost performance and capital allocation

Opportunity for re-rating
with growing contribution of VBM within Vale

[1] Assuming analysts' long-term consensus prices for copper, nickel and gold as of February 2026 applied to the guided growth plans for iron ore, nickel and copper.

The right model

A fit for purpose organization

A platform for growth and value creation

Dedicated governance

Strong management team expertise

Faster and efficient execution of long-term strategy


VBM 20
DAY 26

Creating a leading critical minerals company

SHAUN USMAR

Chief Executive Officer

Accelerated transformation positions VBM for growth

Diversified and resilient portfolio

Polymetallic exposure
with attractive commodity outlook

Vertically integrated
operations are reliable and flexible

Strategic supplier
for a diversified global customer base

Portfolio reset
to deliver focus and value

Safe and consistent performance

Strong team
winner of multiple awards in 2025

Company transformation
decentralized and reset cost base

Safe production delivered
above 2025 guidance for Cu & Ni

Unit cost outcomes
below 2025 guidance for Cu & Ni

Low-risk and high-return growth

Refreshed approach
to planning, project evaluation & licensing

Copper growth pipeline
lower-cost and higher-returning

Exploration program
highly prospective and growing resources

Self-funded growth
supported by net debt/EBITDA <1x

Do it safely, life matters most.

A pivotal time for critical minerals in the world

VBM DAY 2026

Global supply chain security

Disruptions to global supply chains has both demand and supply implications

Strong demand dynamics

Demand drivers include core economic demand, electrification and energy transition, data centers and defense

Limited new supply

Supply disruption, grade decline, increased project cost / complexity and lack of new discoveries

Refined copper supply and demand (Mt)



2015
2020
2025
2030
2035
2040
~10Mtpa of additional copper needed to fulfill demand in 2040
Demand
Current operations (actual / forecast)
Expected projects

Source: VBM estimates

VBM DAY 2026

A diverse portfolio of quality assets



Thompson[2]
Clydach
Voisey's Bay
CANADA
UNITED KINGDOM
Sudbury
London
Long Harbour
JAPAN
Toronto
Port Colborne
Matsusaka
Salobo
PTVI[1]
INDONESIA
BRAZIL
Sossego
Hu'u
Onça Puma

Copper assets[3]
2025 revenue by metal (US$ B)

Copper	Gold
77%	23%

Polymetallic assets[4]
2025 revenue by metal (US$ B)

Nickel	Copper	PGM
63%	19%	18%

[1] VBM owns 33.9% equity stake in PTVI. [2] Following a strategic review, third-party investment in Thompson announced on 19 February 2026 will convert VBM ownership to 18.9% upon completion with VBM securing feed through an offtake agreement. [3] Copper assets include Salobo and Sossego. Revenues are presented after the effects of streaming arrangements. [4] Polymetallic assets includes Sudbury, Voisey's Bay, Onça Puma, Thompson, PTVI, and refineries. Revenues are presented after the effects of streaming arrangements.

A dedicated strategy leveraging this unique portfolio

VBM DAY 2026


Grow Value
Per Share
People
& Culture
Social License
Excellence
Optimize
Risk

High copper growth

- First-quartile producer
- Long-life assets
- Large-scale growth
- Low capital intensity

Leading Western nickel producer

- Polymetallic businesses
- Long-life assets
- Vertically integrated
- Western supplier of high-purity nickel

2025 performance summary and highlights

Safety

Zero fatalities
and no life-changing injuries

3 high potential events[1]
Maintaining performance yoy

69% reduction
in process safety events[2] yoy

74% reduction
in TRIFR[3] since 2019

Copper

382 kt
Copper production

Early ramp up
for copper and gold at Salobo

98% utilization
at Sossego plant

603 US$/t Cu all-in cost
77% lower yoy

Nickel

177 kt
Nickel production

Record output
Long Harbour and Onça Puma

5Mt ore milled at Ontario
Highest since 2016

12,158 US$/t Ni all-in cost
27% lower yoy

Financial (US$)

8,273M
Net revenue

3,283M
Adj. EBITDA[4] at 41% margin

1,571M
Total capex

1,189M
Net debt[5]

[1] Absences, restrictions, and medical treatments resulting from events with a high potential for harm (N2 events). [2] Process safety events are incidents that generate an unplanned or uncontrolled release of hazardous material or energy involving equipment or material involving operating assets (P1 and P2), with some degree of severity. [3] Total injuries, medical treatment injuries and occupational illnesses, multiplied by one million hours and divided by the exposure hours. [4] Adj. EBITDA including 'Unallocated Items'. In 2025, VBM incurred US$ ~72 million in unallocated expenses. without the unallocated expenses, VBM's EBITDA was US$ 3,355 million in 2025 calculated as Net debt (including leasing and excluding intercompany loans). [5] Calculated as Net debt including leasing and excluding intercompany loans.

Quality asset portfolio with strong operating performance







	Salobo	Sossego	Onça Puma	Ontario	VNL
2025 Highlights	All-time Cu production record	Highest Cu production since 2021	Second furnace commissioned under budget	Highest ore milled since 2016 (~5Mt)	Successful ramp-up of VB mine extension
2026 Priorities	CPF project FID in Q2'26 Brownfield exploration	Bacaba project execution Brownfield exploration	Ramp up of second furnace Progress circular mining studies	Expand Clarabelle Mill capacity to 5.5-6 Mt Progress JV with Glencore	Steady-state underground mine performance Bring Long Harbour refinery to capacity

VBM 2026 DAY

Leading copper growth profile… underappreciated

+4%
CAGR
to 2030
vs. 2.6% average peers[1]

+6%
CAGR
to 2035
vs. 4% average peers[2]


VBM's copper production consensus vs. guidance (kt)
Exploration & Hu'u
Brownfield drilling upside
~700
420-500
350-380
382
2025
26
27
28
29
30
31
32
33
34
35
Guidance
Avg. analysts' est.
Analysts' range

[1] Based on guidance for 2028-2030 vs 2025 production reported by 5 out of 9 Base Metals peers analyzed. [2] Based on long-term guidance vs 2025 production reported by 2 out of 9 Base Metals peers analyzed.

VBM DAY 2026

Pipeline of low capital intensity and high-return projects

Competitive capital intensity

US$ '000 /t CuEq[1], projects under feasibility studies and execution


Previous plan
Current plan
Industry avg: 21.9[2]
5
8.5-11
13-15
18-22
11-14
12-15
Bacaba
Salobo CPF
Alemão
JV with Glencore[3]
118
Cristalino
Est. CAPEX US$ B
~0.3
0.2– 0.3
1.6–1.8
0.8– 1.0
0.7–0.9
0.9– 1.1

VBM's Copper projects IRR

%, projects under feasibility studies and execution


Previous plan
Current plan
>50%
>50%
>25%
>15%
>25%
>25%
Bacaba
Salobo CPF
Alemão
JV with Glencore[3]
118
Cristalino
Exp. Start-up
2028
2029
2030
2030+
2032+
Time to start-up

[1] Copper equivalent (CuEq). [2] Based on Woodmac Copper Project Database Q4 2025. Projects classified as either probable or possible. [3] Formerly Victor project. CAPEX reflects VBM's 50% ownership

Exploration strategy supporting additional resource growth

VBM DAY 2026

2025 Highlights

Copper

Mineral Reserves & M+I Resources[1]

3.7% net increase yoy total 39Mt Cu contained potentially supporting >65 years of production at current mining rates[2]

Nickel

Mineral Reserves & M+I Resources[1]

9.4% net increase yoy to total 10.4Mt Ni contained[2]

2026 Priorities

Carajás Copper district

drilling in 2026 of

>120km up from 30km in 2024 and focused on expanding copper mineral resources

Ontario and Voisey's Bay

brownfield drilling in 2026 of

>270km targeting sustaining and growing copper and nickel production

[1] M+I resources excludes inferred mineral resources – for full 2025 MRMR disclosure, please access: https://valebasemetals.com/our-business/mineral-reserves-resources/ . [2] Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.

Roadmap to ~700ktpy of copper by 2035

VBM DAY 2026

Copper production roadmap (ktpy)


350-
380
15-
25
30-
50
20-
30
5-
15
420-
500
65
25-
35
70-
100
60-
80
~700
Brownfield
drilling
Exploration
& Hu'u
2026
Bacaba
/ Sossego
Salobo
Polymetallics
Ramp-up
Alemão
2030
Ramp-up
Alemão
Glencore JV
Paulo Afonso
Cristalino/118
2035
2035 w/
upside

Bacaba under construction
low-capital intensity, high-return project

CPF advanced copper processing
to boost recovery and efficiency at Salobo complex

Productivity at Ontario & Voisey's Bay
to contribute copper growth from polymetallic assets

Alemão's large copper endowment
complemented by significant gold by-products

North Hub greenfield projects
at Paulo Afonso and others

South Hub extension
with Cristalino and 118 projects

Upside potential through exploration
and development of one of the largest copper deposits (Hu'u)

VBM DAY 2026

Producing critical minerals with strategic advantage at our polymetallic assets

Diverse and attractive end-use markets
with high-purity Ni, Cu, Co, PMs and PGMs supplying customers globally

Leading Western nickel supplier
with integrated and low-carbon processing complexes in low-risk jurisdictions

Strong operational momentum and structural changes
enabled by an experienced leadership team and engaged people

Strategic partnerships to optimize portfolio
with new funding at Thompson and JV with Glencore

Multiple paths for future polymetallic growth
with productivity, organic growth and reserves & resources upside potential

Share of 2025 net revenue by product type for polymetallic assets[1]


Copper 19%
Precious / other 18%
Nickel 63%

Nickel production (kt)


177
175-200
210-250
2025
2026E
2030E

All-in costs (US$ '000/t)


15.4
12.2
12.0-13.5
2024
2025
2026E

[1] Polymetallic assets includes Sudbury, Voisey's Bay, Onça Puma, Thompson, PTVI, and refineries.

VBM DAY 2026

Significant improvement in EBITDA with further upside



EBITDA generation (US$ B)
1.3
3.3
~3.7 – 5.5
2024
2025
2026 consensus range[1]

Key drivers of improvement:

Delivering consistent and responsible operating performance

Focusing on productivity improvements to increase volumes and lower all-in costs

Delivering cost and capital efficiency across the portfolio (>US$ 400M in 2025)

Evaluating and executing projects to deliver low-risk, high-return growth

Positioning for critical minerals and precious metals upside

[1] 2026 consensus range based on the 2026 EBITDA projections from a collection of 9 equity analysts.

Creating a leading critical minerals company

Doubling copper production through low-risk, high-return portfolio
with a transformed approach to efficient project development and execution

Optimizing integrated critical minerals value chain
supplying unique high-quality product suite for strategic applications

Building a competitive Western nickel platform
by delivering cost and capital efficiency

Healthy balance sheet, self-funding growth
supported by a net debt/EBITDA <1x

Dedicated and experienced leadership team and board
with empowered people and high performance culture

Do it safely, life matters most

Ensuring commercial excellence

TINA GAUTHIER

Chief Commercial Officer

VBM 20 DAY 26

Rising electrification creates a strong outlook for copper

Total copper demand (Mt)

Strong copper dynamics support demand growth in the next decade


20%
40
30
20
10
0
2024
2025
2030
2035
Renewables, EVs, and other electrification
Other segments

Market balance – refined copper (Mt)

With limited new supply, market entering a structural deficit which will demand more volumes to come online


2025
2030
2035
0
2
4
6
8
10
Additional supply required

Market dynamics

DEMAND

- Renewable energy and electrification boosting demand
- Data centers are copper intensive due to best-in-class properties and energy requirements
- Expansion of industrial and transportation networks with ongoing economic growth

SUPPLY

- Supply disruption across the industry (~6% in 2025) expected to continue in the future
- Long lead-times and higher capital intensity to deliver new projects
- New discoveries are lower grade and smaller in size

Notes: Other segments includes construction, machinery, transport ex-EV, and others
Source: VBM estimates

Nickel demand strength and more disciplined supply

VBM DAY 2026

Primary demand per segment (Mt)

Growth in EV, defense, critical applications and stainless steel supports significant nickel demand in the next decade



42%
5
4
3
2
1
0
2024
2025
2030
2035
High value
Batteries
Stainless steel

Market balance – nickel (Mt)

Capacity addition in recent years placed the market in an oversupply condition. Demand growth leads to a market rebalance



Surplus
0.4
0.2
0.0
-0.2
-0.4
-0.6
2025
2030
2035
Additional supply required

Market dynamics

DEMAND

- Increased demand from defense sector, critical applications (secure-related end-uses) and economic growth fueling aerospace
- Strong growth in developing economies and steady recovery in other regions
- Rapid EV growth

SUPPLY

- Capacity growth and conversion capability brings the metal market into surplus
- Concentration of supply driving increased global Ni exposure to single-region volatility
- Shifting policy in Indonesia means supply volumes could be subject to stricter market conditions

Source: VBM estimates

VBM DAY 2026

Integrated portfolio delivers with lower risk and access to premium markets


Voisey's Bay
Thompson[2]
Long Harbour & St John's
Clydach
CANADA
UNITED KINGDOM
JAPAN
Matsusaka
Sudbury
Port Colborne
INDONESIA
BRAZIL
Onça Puma
Salobo & Sossego
Sorowako (PTVI)[1]
Nickel
Copper
Polymetallic
Mine
Mill/ Concentrator
Smelter
Refinery

[1] VBM own's 33.9% equity stake in PTVI; [2] Following a strategic review, third-party investment in Thompson announced on 19 February 2026 will convert VBM ownership to 18.9% upon completion with VBM securing feed through an offtake agreement.

Integrated value chain provides optionality and resilience


Mining
Concentrating
Smelting
Refining
Products
Sulphide orebodies
Laterite orebodies
Copper orebodies
Voisey's Bay
Thompson
Sudbury
PTVI
Onça Puma
South Hub
Salobo
Voisey's Bay mill
Thompson mill
Clarabelle mill
Sossego mill
Salobo mill
Matte processing
Copper Cliff smelter
Sorowako smelter
Onça Puma smelter
Long Harbour refinery
Port Colborne refinery
Sudbury (CCNR) refinery
Clydach refinery
Matsusaka refinery
Nickel
Cobalt
Copper
Precious metals
Class 1
Electrolytic rounds
Pellet, disc & chips
Powders
Class 2
Tonimet gran. & briquettes
Ferronickel
Electrolytic rounds
Cu MK
EW Cu cathode
Cu concentrate
Cu concentrate
Gold and silver as byproducts
PGM Matte
Gold and silver as byproducts

Significant market position in critical minerals



	Copper	Nickel	Gold	PGMs	Cobalt	Silver
2025 volumes sold	368 kt	173 kt	468 koz	209 koz	3 kt	2,373 koz
2025 revenues (US$ M)	3,550	2,687	922[1]	315	99[1]	98

[1]Revenues are presented after the effect of streaming arrangements (US$ 765 million for gold and US$ 18 million for cobalt).

Unique set of nickel products for strategic applications

	Products	Vol. (kt)[1]	Applications
CLASS 1	 PELLETS, DISC & CHIPS	67	• High nickel alloys - applications requiring extreme heat and corrosion resistance and mechanical strength under stress and fatigue • Industrial, defense, energy, marine and aerospace • Jet engines, gas turbines and oil & gas piping
CLASS 1	 ROUNDS	40	• Electroplating (electronics, automotive and decorative)
CLASS 1	 NICKEL POWDER	19	• Electronics and battery materials • Powder metallurgy and press & sinter parts (automotive, machinery) • Hard metals, diamond tools, chemicals
CLASS 2	 FERRONICKEL | TONIMET	46	• Stainless steel - higher nickel content provides great flexibility in stainless steel batch composition and chemistry control

[1] Production volumes based on 2025 results. Does not include production volumes for intermediates

VBM 2026 DAY

Positioned in premium markets with tier-one customers. A leader in low carbon intensity products

Sulphide-based nickel products

Product	Type	GHG intensity[1] (t CO_2e/t Ni)	GHG intensity curve position[2]
Sudbury Class I Ni	Pellets, chips, discs, powder	3.6	1st quartile
Long Harbour Class I Ni	Rounds	4.3	1st quartile

Concentrate-based copper products

Product	GHG intensity[1] (t CO_2e/t Cu)	GHG intensity curve position[2]
Sudbury Cu concentrate	0.5	1st quartile
Sossego Cu concentrate	1.1	1st quartile
Salobo Cu concentrate	1.1	1st quartile
Voisey's Bay Cu concentrate	2.0	2nd quartile


Americas
Europe
Asia
35%
12%
28%
55%
35%
8%
31%
10%
Nickel sales volume by region
Copper sales volume by region
Sales volume to China

[1] Vale operations' data are based on third-party assured actuals, as calculated by Vale for finished products. Values represent calculated Scope 1 + Scope 2 emissions for integrated operations from mine to refined product. Scope 3 (upstream) is excluded for a more direct comparison; [2] Industry data is for 2024, sourced from Skarn Associates, October 2025. Skarn data attempts to normalize data to final product bearing nickel (e.g. refined nickel and copper concentrate)

VBM 2026 DAY

Leading Western nickel supplier


Top 10 global nickel suppliers by volume | 2025
Producer
Refinery country
(in order of largest output)
Annual Ni production
(kt Ni)
0
700
1
2
3
4
5
6
7 VBM
8
9
10

VBM is the largest and most established nickel producer in the Americas

Top producers concentrated in Indonesia

Source: Woodmac; Company reports

Providing the world with critical minerals at a critical time

- Structural demand growth is accelerating across electrification metals – both nickel and copper are being driven by long-term, policy-backed demand – supporting a durable growth outlook
- We are uniquely positioned across both metals with our integrated, low-carbon platform and multi-commodity scale enabling us to capture value
- Our portfolio aligns with security of supply priorities. We are a reliable, traceable source of critical minerals
- Diversified exposure across premium products and customers strengthens margin resilience and long-term value creation

Driving excellence

ALFREDO SANTANA

Chief Operating Officer

A system designed to drive consistency

VBM DAY 2026

Safety First

Culture of "chronic unease"

Stable & Capable

Performance improvement is now structural, not episodic

Reliable at the Right Cost

Cost efficiency for long-term value creation

Strengthened the fundamentals to make high performance repeatable

Decentralized model driving accountability and agility

Critical investment in technical needs of assets

A strong safety foundation leads to a high performing culture

VBM DAY 2026

Safety

Zero fatalities in 2025
and no life-changing injuries

3 high potential incidents[1]
maintaining performance yoy

69% reduction yoy
in process safety events[2]

TRIFR[3]


7,3
5,6
3,0
2,3
1,9
1,9
1,9
19
20
21
22
23
24
25

Our Safety Leadership & Culture Journey

Culture

- Safety culture assessments
- Organizational decision making for safety
- Monthly Serious Injury & Fatality Prevention Committee routines

Leader Development

- +300 leaders engaged in behavioural safety development process
- Monthly global HomeSafe huddles for all operations

Systems

- Focus on Potential Serious Incident and Fatality (pSIF)
- Risk management assurance
- ISO safety management system certification process

[1] Absences, restrictions, and medical treatments resulting from events with a high potential for harm (N2 events). [2] Process safety events are incidents that generate an unplanned or uncontrolled release of hazardous material or energy involving equipment or material involving operating assets (P1 and P2), with some degree of severity. [3] Total Injuries, medical treatment injuries and occupational Illnesses, multiplied by one million hours and divided by the exposure hours.

Strong asset performance across the portfolio

Performance improvement from 2023 to 2025

Copper

Salobo

- ↑ ~40% mill throughput
- ↑ ~15% electrical excavator run rate (highest in Brazil)

Sossego

- ↑ ~10% mill throughput
- ↑ ~20% truck utilization

Ferronickel

Onca Puma

- ↑ ~30% plant availability
- ↑ ~20% Ni grade in FeNi

Polymetallics

Sudbury

- ↑ ~45% ore mined
- ↑ ~25% ore milled

Voisey's Bay and Long Harbour

- ↑ ~20% development rate at Voisey's Bay
- ↑ ~30% plant utilization at Long Harbour

A strong operating model driving:

- ***Agile, lean and decentralized structure***
- ***Accountability at the right level***
- ***Empowered assets for faster decision making***
- ***Continuous improvement***

Salobo
Delivering best-in-class performance


Salobo ore milled - Mtpy
25
31
35
42
2023
2024
2025
2029
w/ CPF

CRITICAL PATH

Consistent productivity

- Adherence of preventative maintenance plans at the plant
- Autonomous fleet to increase mine productivity and safety

Enabling CPF implementation

- Increasing capacity in feed and circulating load systems
  - Repowering conveyor belt to 5300t/h
  - Repowering of feeders, conveyors, and screens

Cost efficiency

- Optimization of equipment parts inventories & consumables

Sossego
Building growth on a credible base


Sossego ore milled - Mtpy
11
11
12
13
Run Rate
9
~15
2023
2024
2025
2026
2028
Maintenance Impact

CRITICAL PATH

Early works enabling 15 Mtpy
- 110 day planned SAG shutdown in 2026
- Mobile crushing use resulting in stable production yoy

Ensuring ore availability
- Higher truck utilization; ~20% over the past 2 years
- Bacaba project on track

Cost efficiency
- Optimization of equipment parts inventories & consumables

VBM DAY 2026

Onça Puma

Recovering to become highly competitive


Onça Puma production - ktpy
17
14
26
~40
2023
2024
2025
2nd furnace start-up
2026[1]
Full operation

CRITICAL PATH

Mining strategy support

- Increase in mine movement to ensure feed – increase in mobile fleet utilization and productivity.

Cost efficiency

- Consumables optimization
- High-grade product (30% to 35% Ni)

Sustainable business

- Circular mining with plant slag
- Decarbonization: Off-gas technology implementation

[1] Included in Vale S.A. production guidance for the year.

Sudbury
Driving productivity through the cycle



Sudbury ore milled - Mtpy
4.0
4.3
5.0
5.5 - 6.0
2023
2024
2025
2026

CRITICAL PATH

Mine design and productivity

- Adopt more efficient mine designs
- Optimize shift utilization

Fill the mill and productivity

- Cut planned plant downtime by over 30% - 40 days to 26 days

Cost and capital efficiency

- Reduce operating costs by 7-10%
- Optimize maintenance expenses
- Aim for 30% capital efficiency in underground development by 2028

VBM 2026 DAY

Voisey's Bay and Long Harbour

Delivering high performance through an integrated system

Ore milled - Mtpy


2.8 Mtpy mill capacity
1.8
1.8
2.5
2.8
2023
2024
2025
2026

CRITICAL PATH

Ramp-up to full capacity

- Mill stability driving system-wide reliability and throughput
- Increase mill availability

Cost efficiency

- Optimization of parts inventories & consumables
- Maintenance costs reduction

Unlocking growth through strong repeatable performance

2022-2025	***2026***	***2027+***
TRANSFORM	**REPEAT**	**GROW**
Dedicated management with clear ownership	Safe, stable, capable operations promotes repeatability	Consistent performance as foundation to growth
Focus unlocks speed, discipline, and consistency	***Performance improvement is now structural, not episodic***	***Organic growth and long-term value are real***

Delivering growth

CHRIS MCCLEAVE

Chief Technical Officer

Revamped approach for designing and delivering projects

VBM 2026 DAY

Improved technical rigor and expertise

Built Base Metals best-in-class technical talent

Technical line of sight to operations and projects

Benchmarks and disciplined assumptions

Optimized technical plans = Strong IRR portfolio

Business planning process

Resource Development Plan (full potential)

Quick, optimized, multi-scenario analysis

Disciplined connection from strategy to budget

700kt Cu robust plan with major optionality

Enhanced project delivery model

Fit-for-purpose, risk-based design

Early contractor involvement

Partnership execution with aligned incentives

~30% optimization in CAPEX portfolio

Disciplined exploration

Brownfield-first, organic growth

Accelerate definition below pits

Disciplined geological assumptions through MIRA

34% improvement in exploration drilling cost[1]

[1] In the past 2 years.

VBM DAY 2026

Unlocking a systematic approach to deliver growth

Delivering a high-production, low capital intensity, high return portfolio


Growth at low capex intensity
Vale day 2025 LONDON
Close to existing operations
Available regional infrastructure
Competitive capital intensity
US$ '000 /t CuEq¹, projects under feasibility studies and execution
Previous Plan
Current Plan
Industry avg: 19.9²
5
8.5–11
13–15
18–22
11–14
12–15
Bacaba
Salobo CPF
Alemão
JV with Glencore³
118
Cristalino
Est. CAPEX US$ bn
~0.3
0.2 – 0.3
1.6 – 1.8
0.8 – 1.0
0.7 – 0.9
0.9 – 1.1
48


Materially improving projects' returns
Vale day 2025 LONDON
Execution
Bacaba 50 ktpy
Feasibility
Salobo CPF 30 ktpy
JV with Glencore¹ 25 ktpy²
Alemão 80 ktpy
118 60 ktpy
Cristalino 80 ktpy
Pre-feasibility
Paulo Afonso 70–100ktpy
VBM's Copper projects IRR
%, projects under feasibility studies and execution
Previous plan
Current Plan
>50%
>50%
>25%
>15%
>25%
>25%
Bacaba
Salobo CPF
Alemão
JV with Glencore¹
118
Cristalino
Exp. Start-up
2028
2029
2030
2030+
2032+
Time to start-up
49

[1] Copper equivalent.
[2] Based on CRU's "Copper Long Term Market Outlook" report (April 2025). Projects classified as either probable or possible and with copper production capacity of >=20,000 t.
[3] Formerly Victor project. Capex reflects 50% ownership

[1] Formerly Victor project. Production reflects 50% ownership

We deliver growth from stable jurisdictions while preserving significant upside potential









	Cu Assets				Ni Assets	Polymetallic Assets	
	South Hub	Salobo	Alemão	North Hub	Onça Puma	Ontario	VNL
Base Plan	• Bacaba • Barão • 118 • Cristalino	• Coarse Particle Flotation (CPF)	• Alemão	• Paulo Afonso open pit	• Furnace 2 full ramp up	• JV with Glencore	• Voisey's Bay Optimization
Upside Potential	• Mill capacity expansion • Sossego underground • Visconde • Cu oxides	• Mill capacity expansion • Circularity (Fe-Cu-Au)	• Satellite orebodies	• Paulo Afonso underground • PGG • Furnas	• Puma W • Guepardo • Mundial	• Mill capacity expansion • Ella-Capre	• Mill capacity expansion

VBM DAY 2026

Carajás: one of the largest IOCG[1] districts - turning scale into near-term production through existing infrastructure

VBM Copper Endowment in Carajás


Salobo Hub
Salobo
Paulo Afonso
North Hub
Furnas
PGG
City of Parauapebas
Alemão
Alemão Hub
Vale S/A Carajas
South Hub
Antas (Oz/BHP)
Vale S/A S11D
118
Bacaba
Sossego Complex
Viscónde
Cristalino
City of Canaã Dos Carajás
Onça Puma Complex
Forest cover
Pedra Branca (Oz/BHP)
Illustrative image only – it might not have appropriate scale and/or all infrastructure features
Copper Resources & Reserves
Copper Exploration Targets
VSA Iron Ore Mines
Rainforest Cover
Nearby Cities
Main Road Access
Railway S11D - Carajás

- ~32.5 Mt Copper Contained in Mineral Reserves and Resources[2]
- Endowment still underexplored at depth
- Established mining infrastructure and logistics corridor with existing Vale and VBM history of mining
- Long-history and know-how to develop and operate in the region

1 IOCG = Iron Oxide Copper Gold Deposit
2 Mineral Reserves including Proven and Probable, Mineral Resources including measured, indicated and inferred; Total rounded to one decimal place

South Hub: Bacaba & Barão assuring near-term sustainability of Sossego's Mill

Bacaba (in execution)

- Conventional Open-Pit with ROM trucked to Sossego Mill
- Production: ~50 ktpy Cu; ~14 kozpy Au
- LOM[1]: 8 years
- CAPEX[2]: US$ 290 M (US$ 5.0k/t CuEq[3])
- Unit costs[4]: US$4,600/t
- IRR: >50%
- Mineral Reserves[5]: 72.4Mt @ 0.68%Cu, 0.08 g/tAu
- Installation License granted in 2026, 23% physical completion: bridge construction and pre-stripping progressing as planned

Barão

- Accelerate high-grade deposit under small-mines strategy
- M&I Resources[5]: 9.36Mt @ 1.68%Cu, 0.45g/tAu



Bacaba: Execution of the Mine Pre-Stripping and Accesses



Bacaba: Execution of the bridge civil works; it will connect Bacaba to Sossego's Mill Complex


Project Timeline
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
Bacaba
Barão

Study & Permit · Build · Operate

1 LoM = Life-of-Mine; Estimated LoM based on mineral reserves only mine plan. 2 BRL:USD FX of 5.45, included in the consolidated CAPEX projections for Vale S.A. 3 CuEq = Copper Equivalent; Long-term prices: Cu: $10,112/t, Au: $3,037/t. 4 Net of by-product. 5. Mineral Reserves includes proven and probable reserves, exclusive of mineral resources. 5 M&I = Measured and Indicated Mineral Resources only.

VBM 2026 DAY

South Hub: 118 & Cristalino to secure long-term growth

118 : Scope and Study Results

- Conventional Open-Pit with ROM trucked to Sossego Mill
- Production: ~60 ktpy Cu; ~15 kozpy Au
- Potential LOM[1]: 8 years
- CAPEX[2]: US$ 700 - 900 M (US$ 11- 14 k/t CuEq[3])
- IRR: >25%
- M&I Resources[4]: 59.4Mt @ 1.23%Cu, 0.12 g/t Au

Cristalino : Scope and Study Results

- Conventional Open-Pit with ROM railed to Sossego Mill
- Production: ~80 ktpy Cu; ~25 kozpy Au
- Potential LoM[1]: 20 years
- CAPEX[2]: US$ 0.9 – 1.1 B (US$ 12 - 15 k/t CuEq[3])
- IRR: >25%
- M&I Resources[4,5]: 571.5Mt @ 0.61%Cu, 0.09 g/t Au

South Hub overview


Mines
Projects
Exploration Potential
Railroads
Roads
Rivers
N
S
W
E
0
10
20 km
118
Sossego
Jatoba
Mata
Ipe
Castanha
Bacaba
Bacuri
Visconde Leste
Barão 2
Barão Sul
Barão Antigo
Cristalino 88
Barão
Borrachudo
Cruzeiro
Estrela
Cristalino



Sossego Milling Complex


Project Timeline
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
118
Cristalino
Study & Permit
Build
Operate

1 LoM = Life-of-Mine; Potential LoM based on conceptual mine plan and economic model include numerous assumptions and Mineral Resource estimates including Inferred Mineral Resource estimates. Inferred Mineral Resource estimates are too speculative geologically to have any economic considerations applied to such estimates. There is no guarantee that Inferred Mineral Resource estimates will be converted to Indicated or Measured Mineral Resources, or that Indicated or Measured Mineral Resources can be converted to Mineral Reserves. 2 BRL:USD FX of 5.45 included in the consolidated CAPEX projections for Vale S.A.. 3 CuEq = Copper Equivalent; Long-term prices: Cu: $10,112/t, Au: $3,037/t. 4 M&I = Measured and Indicated Mineral Resources only. 5 Includes Cristalino Orebody as well as adjacent Satellite Orebodies Cristalino 88 and Borrachudo.

VBM DAY 2026

Salobo: short-term and low-capital intensity opportunity, brownfield expansion through Coarse Particle Flotation

Project scope

- Expand Salobo III plant capacity from 12 to 18 Mtpa, while reducing energy consumption by ~10%
- Mining strategy: Increase total mine movement by ~7% through fleet expansion & autonomous

Study results[1]

- Production: ~30 ktpy, ~15 kozpy
- CAPEX[2]: ~US$ 225-275 M (US$ 8.5 - 11k/t CuEq[3])
- No impact on Salobo's site unit cost
- IRR >50%



Salobo III Plant



Coarse Particle Flotation (CPF) Design


Project Timeline
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
Salobo CPF

1 LoM = Life-of-Mine; Potential LoM based on conceptual mine plan and economic model include numerous assumptions and Mineral Resource estimates including Inferred Mineral Resource estimates. Inferred Mineral Resource estimates are too speculative geologically to have any economic considerations applied to such estimates. There is no guarantee that Inferred Mineral Resource estimates will be converted to Indicated or Measured Mineral Resources, or that Indicated or Measured Mineral Resources can be converted to Mineral Reserves. 2 BRL:USD FX of 5.45, included in the consolidated CAPEX projections for Vale S.A.. 3 CuEq = Copper Equivalent; Long-term prices: Cu: $10,112/t, Au: $3,037/t.

Study & Permit | Build | Operate

VBM 20 DAY 26

Alemão: key greenfield low-cost optionality that has been de-risked and optimized

Project scope

- Underground sublevel stoping mine and 5.5Mtpy processing plant
- CAPEX optimizations of ~ US$500 M
- Project Preliminary License applied Oct-2025

Study results

- Production: ~80 ktpy Cu; ~140 kozpy Au
- Potential LOM[1]: 20 years
- CAPEX[2]: US$ 1.6 – 1.8 B (US$ 13 - 15k/t CuEq[3])
- Unit costs[4]: -US$1,450/t
- IRR >25%
- M&I Resources[5]: 143.5Mt @ 1.53%Cu, 1.14 g/t Au


Exploration Drift
Alemao Orebody (Main Project Area)
Old Igarape Bahia Piles
Existing Water Dam
Satellite Orebodies & Exhausted Pits
Existing Camp & Admin
Old Airstrip

Alemão Project Area and orebodies in relation to existing Igarapé Bahia old mine infrastructure


NW

Longitudinal View Conceptual Underground Sublevel Stoping Plan showing planned stopes and development

Project Timeline	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Alemão											

Study & Permit | Build | Operate

1 LoM = Life-of-Mine; Potential LoM based on conceptual mine plan and economic model include numerous assumptions and Mineral Resource estimates including Inferred Mineral Resource estimates. Inferred Mineral Resource estimates are too speculative geologically to have any economic considerations applied to such estimates. There is no guarantee that Inferred Mineral Resource estimates will be converted to Indicated or Measured Mineral Resources, or that Indicated or Measured Mineral Resources can be converted to Mineral Reserves. 2 BRL:USD FX of 5.45. included in the consolidated CAPEX projections for Vale S.A. 3 CuEq = Copper Equivalent; Long-term prices: Cu: $10,112/t, Au: $3,037/t.
4 Net of by-product. 5 M&I = Measured and Indicated Mineral Resources only.

VBM 2026 DAY

North Hub: greenfield opportunity to introduce new infrastructure and advance major mineral endowment

Paulo Afonso Open Pit

- Conventional open pit mine and processing plant (12Mtpa)
- Production: ~ 70 - 100 ktpy Cu
- Potential LOM[1]: 16 years
- CAPEX[2]: ~US$ 1.5 - 2.0B (US$ 20 - 25 k/t CuEq[3])
- Unit costs[4]: US$6,100/t
- IRR: > 15%
- Paulo Afonso M&I Resources[5]: 508Mt @ 0.65%Cu, 0.03 g/t Au

Additional North Hub Mineral Resources:

- PGG M&I Resources[5]: 611Mt @ 0.47%Cu, 0.13 g/t Au
- Furnas M&I Resources[5,6]: 276Mt @ 0.59%Cu, 0.31 g/t Au

North Hub overview (Paulo Afonso, PGG & Furnas)


Salobo
Paulo Afonso
PGG
Alemão
Furnas
Parauapebas
N
S
W
E
Cities
Airports
Mines
Projects
Railroads
Roads
Rivers
0
10
20 km

1 LoM = Life-of-Mine; Potential LoM based on conceptual mine plan and economic model include numerous assumptions and Mineral Resource estimates including Inferred Mineral Resource estimates. Inferred Mineral Resource estimates are too speculative geologically to have any economic considerations applied to such estimates. There is no guarantee that Inferred Mineral Resource estimates will be converted to Indicated or Measured Mineral Resources, or that Indicated or Measured Mineral Resources can be converted to Mineral Reserves. 2 BRL:USD FX of 5.45, included in the consolidated CAPEX projections for Vale S.A.. 3 CuEq = Copper Equivalent; Long-term prices: Cu: $10,112/t, Au: $3,037/t. 4 Does not consider gold by-product. 5 M&I = Measured and Indicated Mineral Resources only. Paulo Afonso and PGG M&I resources includes Open-Pit mineral resources. Furnas M&I resources includes both Open Pit and Underground mineral resources. 6 Furnas Project is being advanced in partnership with Ero Copper after a definitive agreement signed and announced in 2024

VBM DAY 2026

JV with Glencore: Copper growth from polymetallic assets, unlocking value from high-grade brownfield deposits

Project scope

- Synergies of mining Victor orebodies (VBM) and Nickel Rim South (Glencore) properties
- Transitioning into Joint Venture as equal partners (50:50)

Study results (at 100% basis[2])

- Production: ~50ktpy Cu or ~84ktpy CuEq[3]
- Potential LOM[1]: 20+ years
- CAPEX[4]: ~US$ 1.6-2.0B (US$ 18 - 22k/t CuEq[3])
- Unit Cost[5]: -US$1,000/t Cu
- IRR: >15%
- M&I Resources[6]: 14.9Mt @ 4.09%Cu, 1.7%Ni, 0.55 g/t Au, 1.4 g/t Pt, 1.7 g/t Pd



Nickel Rim South Mine (Glencore)


VICTOR
NRS
U/G COOLING PLANT
1660L
24N ORE HAULAGE ROUTE
DEDICATED HIGH VELOCITY RETURN AIR RAMP
24N
2320L
NEW ORE AND WASTE HANDLING INFRASTRUCTURE
DEEP COPPER ORE HAULAGE ROUTE
BL28
NR14

| Underground ore bodies to be developed by JV

Project Timeline	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JV with Glencore											

Study & Permit | Build | Operate

1 LoM = Life-of-Mine; Potential LoM based on conceptual mine plan and economic model include numerous assumptions and Mineral Resource estimates including Inferred Mineral Resource estimates. Inferred Mineral Resource estimates are too speculative geologically to have any economic considerations applied to such Estimates. There is no guarantee that Inferred Mineral Resource estimates will be converted to Indicated or Measured Mineral Resources, or that Indicated or Measured Mineral Resources can be converted to Mineral Reserves. 2 Figures reflect property at 100% basis, therefore, not reflecting VBM 50% equity in the future project JV.
3 CuEq = Copper Equivalent; Long-term prices: Ni: $18,000/t, Cu: $9,500/t, Au: $2,400/t. 4 CAPEX of C$2.0B – 2.5B converted at a CAD:USD FX of 0.75; CAPEX for total project (100% basis), 50% VBM share included in the consolidated CAPEX projections for Vale S.A. 5 Net of by-product . 6 M&I = Measured and Indicated Mineral Resources only.

VBM also maintains a strong exploration position across Carajás and Andean regions

Mineralization at Sossego


W
Surface
Sequeirinho Pit
Sossego Pit
Mata 2 Pit
E
OPEN
OPEN
OPEN
Looking North
0
250
500
750
1000
Mined Out Pit
2024 OP Mineral Reserve
2024 OP Mineral Resource
Mineralized Trend
2024 Indicated Resource
2024 Inferred Resource
2024 Mineral model (>1% Cu)
2025 Significant Drill Hole Results

Selected 2025 intercepts[1]:

1. SEQ-FD00048: ~141m @1.68%Cu, incl. 40m @2.32%Cu
2. SEQ-FD00044: ~86m @1.35%Cu, incl. 25.6m @2.41%Cu
3. SEQ-FD00038: ~30m @4.97%Cu, incl. 10.6m @11.09%Cu

Highlights

- 6% Copper Mineral reserves and resources vs. 2024[2]; organic growth
- Brownfield exploration with strong focus on copper in existing mineral districts
- Double copper drilling intensity in Carajás District, and plan to further double in 2026
- High-quality intersections below known mineral resources
- Greenfield exploration accelerated in Chile and Peru across 395,000 ha licenses in prospective areas

1 The disclosure of exploration results contained herein has been prepared in compliance with the Securities and Exchange Commission ("SEC") as set forth in Subpart 1300 of Regulation S-K. Such disclosure is based upon information and supporting documentation prepared by a Qualified Person who has reviewed and approved the technical information contained in this report. Exploration results (drill hole intercepts) are preliminary in nature, are not indicative of Mineral Resources or Mineral Reserve, and do not demonstrate economic viability. Investors are cautioned not to assume that any part or all of the mineralization described will result in an economically mineable deposit. The geological, lithological and structural models are preliminary in nature and are subject to further refinement as data is collected through further drilling and exploration activities. Intercepts are calculated as down-hole length (not true width) and assays are uncapped
2 As per VBM 2025 MRMR declaration (100% attributable ownership) including mineral reserves and mineral resources, inclusive of inferred resources.

World-class innovation and technology capability to continue unlocking growth and long-term sustainability

World class R&D infrastructure

- Sheridan Park (Mississauga) Innovation Center
- Mineral Processing Pilot Plant in Carajás
- Only carbonyl operator in the western world



| Mineral Processing Pilot Plant at Sheridan Park

US$ 100 M of sustaining R&D investment over the last 5 years

Innovation to unlock capacity

- Copper heap leaching advancements unlocking untapped copper oxide endowment in Carajás
- Alternative feed options to integrated nickel supply chain, including MHP with carbonyl technology

Circularity and novel resources

- Pyrrhotite and other tailings re-processing technologies
- Low grade Nickel heap leaching solutions
- Mapping microbiome for metal recovery and bio-remediation

VBM 2026 DAY

Paving a robust pathway to achieve further production potential in the next decade


Base plan
Upside potential
Copper production (ktpy)
382
380 - 350
~700
Coarse Particle Flotation (CPF)
Bacaba
Barao
118
Cristalino
Paulo Afonso Open pit
Alemão ramping up by 2031
JV with Glencore (NRSE) Startup
Voisey's Bay optimization
Mill Expansion
Circularity (Fe-Cu-Au)
Mill Expansion
New ore bodies: Sossego UG, Visconde,
Cu oxides
New ore bodies: Paulo Afonso UG, PGG (Gameleira, Pojuca, Grota Funda), Furnas
Satellite ore bodies
Ontario Mill Expansion
VNL Mill expansion
Ore bodies: Ella-Capre
2025A
2026 Guidance
Salobo
South Hub
North Hub
Alemao
Canada
2035E
Salobo
South Hub
North Hub
Alemao
Canada
Aspiration

Operating sustainably

LAURA BROOKS
Director Sustainability

A value-driven approach to sustainability

Pursue operational excellence

Enable reliable and responsible production by embedding sustainability into core business.

Enable growth pipeline

Create an enabling environment for growth pipeline by de-risking our projects.

Secure certifications

Attract and retain customers by securing certifications.

Demonstrate transparency

Build confidence through credible and transparent reporting.

Pursuing operational excellence

Community

SOSSEGO, BRAZIL


CAT

Improved levels of community trust through engagement and impact management.

60%
Decrease
in community complaints between 2023-2025

138%
Increase
in local employment between 2023-25

Decarbonisation

SUDBURY, CANADA


R1700XE
ELECTRIC
CAT

Reduced emissions and improved workplace air quality through electric vehicles underground.

22%
Decrease
GHG Scope 1 & 2 from our 2017 baseline

69%
Nickel
produced in first quartile for carbon intensity

92%
Copper
produced in first quartile for carbon intensity

Enabling a growth pipeline – Alemão project case study

Reducing risk and creating mutual value

Land



Preferred mining method reduces footprint de-risking project.

Nature



Conservation efforts to protect the Harpia Eagle drive positive impacts.

Community and Human Rights


VALE

Community and human rights risks and opportunities to drive mutual value.

VBM 2026 DAY

Building customer trust and stakeholder confidence through certifications

| CANADA

Current - JDDS / TSM / RMI / ISO 14001
2026 - ISO 45001

| BRAZIL

Current - ISO 14001
2026 - Copper Mark / Nickel Mark

| UK

Current - JDDS / ISO 14001 / ISO 45001

| JAPAN

Current - ISO 14001
2027 - JDDS

ISO	International Standards Organisation 14001 (environment) and 45001 (health and safety)
JDDS	Copper Mark Joint Due Diligence Standard
RMI	Responsible Minerals Initiative All Mineral Standard
TSM	Towards Sustainable Mining


CANADA
UNITED KINGDOM
JAPAN
BRAZIL
INDONESIA

Demonstrating transparency


Modern Slavery
Report
2024
Vale Base Metals
2025 TNFD REPORT
Vale Base Metals
SUSTAINABILITY
REPORT 2025

Annual Modern Slavery reporting in line with Canadian and UK requirements.
(May 2024)

Nature Report
(November 2025)

Inaugural Sustainability Report
(March 2026)

Ensuring growth and protecting value

Murilo Muller

Chief Financial Officer

VBM DAY 2026

Significant value through productivity & capital discipline


EBITDA (US$ B)
1.3
1.2
0.8
3.3
2024
Prices and FX
Productivity, volumes and others
2025


Capex (US$ B)
1.9
1.6
2024
2025

US$0.8B delivered through productivity (~US$480M) and volumes (US$280 M)

~US$220M capex savings in 2025

Simpler Organization

- Leaner corporate structure
- Empowerment of operations
- Results of asset review
- Contract portfolio management

Operational Discipline

- Record production at Salobo
- Successful commissioning of Onça Puma’s second furnace and VBME ramp-up

Portfolio Optimization

- Structure simplification
- Portfolio reset and refocus
- Improving projects returns

VBM DAY 2026

Transformation has significantly improved productivity, reduced costs and optimized capital

Copper all-in costs[1] ('000 US$/t)


3,4
2,6
0,6
1.0-1.5
2023
2024
2025
2026

- Solid operational performance
- Conservative gold price assumptions of US$ 3,500/tr. oz. for 2026
- Planned maintenance at Sossego

Nickel all-in costs[1] ('000 US$/t)


16,9
15,4
12,2
12-13.5
2023
2024
2025
2026

- VBME and Onça Puma 2nd furnace ramp-up
- Planned maintenance at Sudbury

[1] All-in costs before sustaining, net of byproducts. Assuming gold prices of US$ 3,500/tr oz for 2026.

On track to reach cash breakeven in Nickel

VBM DAY 2026

Voisey's Bay mine expansion ramp-up

- Current operation AISC ~50% lower vs. early 2024
- Further reduction expected with ramp-up completion in 2027

Efficiency program

- ~US$ 360 M in savings in Nickel business in 2025
- Improvements on controllable cash flow items to persist in the next years

Nickel all-in sustaining costs ('000 US/t)


24.8
3.0
1.5
2.7
0.2
17.3
Cash breakeven
2024
Sustaining
Prices
Productivity
FX and others
2025
2027

If current prices persist, we could be ahead of plan for cash breakeven

Optimized capital allocation to drive copper growth

Capex will remain disciplined

Capital expenditures (US$ B)


1,9
1,6
~1.6
~2.0
2024
2025
2026
2027+

Growth capex focused on Brazilian copper

Growth investments in Brazilian copper projects (US$ B)


0,3
0,4
0,8
0,9
1,1
2026
2027
2028
2029
2030

Strong balance sheet provides solid basis for growth

2025 Net debt

1.2
US$ B

2025 Leverage

0.4x

IG credit rating commitment

BBB+ Fitch
Baa3 Moody's:
BBB- S&P:

2025 Interest coverage

25.4x

Cash positive business to drive self-funded growth

Free Cash Flow (US$ B)



0.4 - 1.9
(-0.07)
2025
2026 at analysts' price range[1]

FCF Sensitivities (US$ M)

Change in price / FX	Impact
US$100/t on copper price	30
US$100/t on nickel price	15
US$1,000/oz on gold price	75
US$10/bbl on Brent oil price	18
BRL (BRL 0.10 / USD) operations	40

[1] 2026 FCF range estimated using the low and high analysts' prices assumptions for copper (~US$11,600/t and ~US$13,200/t) and nickel (~US$15,000/t and ~US$18,100/t) and for gold (~US$4,300/tr oz and ~US$5,500/t)

Committed to value generation through a disciplined approach

Consistent cost and capital optimization

Value-accretive organic growth portfolio

Solid balance sheet with IG credit rating

Closing Remarks

SHAUN USMAR

Chief Executive Officer

Creating a leading critical minerals company

Doubling copper production through low-risk, high-return portfolio
with a transformed approach to efficient project development and exeuction

Optimizing integrated critical minerals value chain
supplying unique high-quality product suite for strategic applications

Building a competitive Western nickel platform
by delivering cost and capital efficiency

Healthy balance sheet, self-funding growth
supported by a net debt / EBITDA < 1x

Dedicated and experienced leadership team and board
with empowered people and high performance culture

Do it safely, life matters most

Q&A

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